Exhibit 99.1

Materialise Reports First Quarter 2020 Results

LEUVEN, Belgium—(BUSINESS WIRE)—April 30, 2020 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2020.

Highlights – First Quarter 2020

•

Total revenue decreased 1.8% to 46,245 kEUR for the first quarter of 2020 compared to the 2019 period, despite continued revenue growth in our Materialise Software and Materialise Medical segments of 5.0% and 15.3%, respectively.

•	Total deferred revenues from annual software sales and maintenance fees increased 2,037 kEUR to 29,703 kEUR compared to December 31, 2019.

•	Adjusted EBITDA decreased 38.2% to 3,603 kEUR for the first quarter of 2020 compared to the 2019 period.

•	Net loss for the first quarter of 2020 was (2,853) kEUR, or (0.05) EUR per diluted share, compared to (304) kEUR, or (0.01) EUR per diluted share, for the 2019 period.

•	Total cash was 127,135 kEUR at the end of the quarter; net cash was 2,433 kEUR, an increase of 1,474 kEUR compared to December 31, 2019.

Executive Chairman Peter Leys commented, “Fiscal 2020 began with unexpected challenges for businesses worldwide as a result of the COVID-19 virus. Materialise still performed relatively well during the first quarter as sales began to be negatively impacted only towards the end of the quarter. With the subsequent spread of the COVID-19 crisis and the increased disruption to the global economy and normal business operations, we expect the pandemic’s impact to be much more pronounced during at least the second quarter of 2020. Fortunately, our balance sheet remains strong with total cash of 127,135 kEUR and short-term debt of only 17,193 kEUR as of March 31, 2020.

“Our current view is that, after the crisis, market interest in 3D printing, in general, and in meaningful applications for 3D printing, in particular, should pick up relatively quickly, including as a result of the many 3D printed solutions that have addressed new market needs so expeditiously during the crisis. We believe Materialise will be uniquely positioned to capture some of these opportunities. Accordingly, while we have implemented a variety of health, safety and cost-saving measures, our focus is on maintaining, as much as reasonably possible, our strategic investments in the majority of the research and business development projects currently in process throughout our three segments. Supported by our strong balance sheet, this focus should position us well to further expand our existing business and take advantage of new growth opportunities when current conditions improve.”

First Quarter 2020 Results

Total revenue for the first quarter of 2020 decreased 1.8% to 46,245 kEUR compared to 47,115 kEUR for the first quarter of 2019. Adjusted EBITDA decreased to 3,603 kEUR from 5,827 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2020 was 7.8% compared to 12.4% for the first quarter of 2019.

Revenue from our Materialise Software segment increased 5.0% to 9,821 kEUR for the first quarter of 2020 from 9,350 kEUR for the same quarter last year. Segment EBITDA decreased to 2,645 kEUR from 2,961 kEUR while the segment EBITDA margin was 26.9% compared to 31.7% for the prior-year period.

Revenue from our Materialise Medical segment increased 15.3% to 15,645 kEUR for the first quarter of 2020 compared to 13,566 kEUR for the same period in 2019. Compared to the first quarter of 2019, revenues from medical devices and services grew 18.2% and revenues from our medical software grew 9.8%. Segment EBITDA increased to 2,455 kEUR compared to 1,773 kEUR while the segment EBITDA margin was 15.7% compared to 13.1% for the first quarter of 2019.

Revenue from our Materialise Manufacturing segment decreased 13.9% to 20,815 kEUR for the first quarter of 2020 from 24,184 kEUR for the first quarter of 2019. Segment EBITDA decreased to 1,118 kEUR from 3,695 kEUR while the segment EBITDA margin was 5.4% compared to 15.3% for the first quarter of 2019.

Gross profit was 24,632 kEUR, or 53.3% of total revenue, for the first quarter of 2020 compared to 25,579 kEUR, or 54.3% of total revenue, for the first quarter of 2019.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 3.9% to 26,351 kEUR for the first quarter of 2020 from 25,361 kEUR for the first quarter of 2019.

Net other operating income was 683 kEUR compared to 1,258 kEUR for the first quarter of 2019.

Operating result decreased to (1,037) kEUR from 1,476 kEUR for the first quarter of 2019.

Net financial result was (1,321) kEUR compared to (592) kEUR for the first quarter of 2019. The share in loss of joint venture amounted to (39) kEUR compared to (123) kEUR for the same period in 2019.

The first quarter of 2020 contained income tax expenses of (457) kEUR, compared to (1,065) kEUR in the first quarter of 2019.

As a result of the above, net loss for the first quarter of 2020 was (2,853) kEUR, compared to (304) kEUR for the same period in 2019. Total comprehensive income for the first quarter of 2020, which includes exchange differences on translation of foreign operations, was (6,996) kEUR compared to 284 kEUR for the 2019 period.

At March 31, 2020, we had cash and equivalents of 127,135 kEUR compared to 128,897 kEUR at December 31, 2019. Gross debt amounted to 124,702 kEUR, compared to 127,939 kEUR at December 31, 2019. As a result, our net cash position increased 1,474 kEUR during the first quarter of 2020.

Cash flow from operating activities for the first quarter of 2020 was 7,273 kEUR compared to 4,081 kEUR for the same period in 2019. Total capital expenditures for the first quarter of 2020 amounted to 3,053 kEUR.

Net shareholders’ equity at March 31, 2020 was 135,679 kEUR compared to 142,675 kEUR at December 31, 2019.

2020 Guidance

Mr. Leys concluded, “In this time of unprecedented uncertainty, we are withdrawing the financial guidance we provided on March 4, 2020. As noted earlier, we currently expect the negative impact of the COVID-19 crisis on our business to increase significantly throughout the second quarter of 2020. While we anticipate today that business should gradually pick up in the second half of the year, our visibility on the timing and speed of the recovery of the global economy in general and of our business in particular is currently too limited to provide meaningful financial guidance at this time. As our overall goal is to limit the impact of the COVID-19 crisis and the associated cost-saving measures we take on our long-term plans, in particular on our ongoing research and business development programs, we do expect the short-term impact of the crisis on our Adjusted EBITDA will be even more significant than on our sales.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.104309, the reference rate of the European Central Bank on March 31, 2020.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2020 on Thursday, April 30, 2020, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode 1698319#.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, , our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Revenue	51,069	46,245	47,155	46,245	47,115
Cost of sales	(23,867)	(21,613)	(21,536)	(21,613)	(21,536)
Gross profit	27,201	24,632	25,579	24,632	25,579
Gross profit as % of revenue	53.3%	53.3%	54.3%	53.3%	54.3%
Research and development expenses	(7,208)	(6,527)	(5,686)	(6,527)	(5,686)
Sales and marketing expenses	(13,945)	(12,627)	(12,079)	(12,627)	(12,079)
General and administrative expenses	(7,948)	(7,197)	(7,596)	(7,197)	(7,596)
Net other operating income (expenses)	754	683	1,258	683	1,258
Operating (loss) profit	(1,145)	(1,037)	1,476	(1,037)	1,476
Financial expenses	(2,011)	(1,821)	(1,196)	(1,821)	(1,196)
Financial income	552	500	604	500	604
Share in loss of joint venture	(43)	(39)	(123)	(39)	(123)
(Loss) profit before taxes	(2,646)	(2,396)	761	(2,396)	761
Income taxes	(505)	(457)	(1,065)	(457)	(1,065)
Net (loss) profit for the period	(3,151)	(2,853)	(304)	(2,853)	(304)
Net (loss) profit attributable to:
The owners of the parent	(3,100)	(2,807)	(304)	(2,807)	(304)
Non-controlling interest	(51)	(47)	—	(47)	—
Earnings per share attributable to owners of the parent
Basic	(0.06)	(0.05)	(0.01)	(0.05)	(0.01)
Diluted	(0.06)	(0.05)	(0.01)	(0.05)	(0.01)
Weighted average basic shares outstanding	53,173	53,173	52,891	53,173	52,891
Weighted average diluted shares outstanding	53,173	53,173	52,891	53,173	52,891

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Net profit (loss) for the period	(3,151)	(2,853)	(304)	(2,853)	(304)
Other comprehensive income
Exchange difference on translation of foreign operations	(4.575)	(4,143)	588	(4,143)	588
Other comprehensive income (loss), net of taxes	(4,575)	(4,143)	588	(4,143)	588
Total comprehensive income (loss) for the year, net of taxes	(7,726)	(6,996)	284	(6,996)	284
Total comprehensive income (loss) attributable to:
The owners of the parent	(6,997)	(6,336)	284	(6,336)	284
Non-controlling interest	(729)	(660)	—	(660)	—

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000	2020	2019
	€	€
Assets

Non-current assets
Goodwill	19,424	20,174
Intangible assets	26,092	27,395
Property, plant & equipment	88,682	90,331
Right-of-Use assets	10,057	10,586
Investments in joint ventures	—	39
Deferred tax assets	257	192
Other non-current assets	10,053	9,391
Total non-current assets	154,565	158,108

Current assets
Inventories	12,674	12,696
Trade receivables	37,174	40,322
Other current assets	10,080	9,271
Cash and cash equivalents	127,135	128,897
Total current assets	187,063	191,186
Total assets	341,628	349,294

	As of March 31,	As of December 31,
In 000	2020	2019
	€	€
Equity and liabilities
Equity
Share capital	3,066	3,066
Share premium	138,090	138,090
Consolidated reserves	(3,007)	(195)
Other comprehensive income	(4,918)	(1.394)
Equity attributable to the owners of the parent	133,231	139,567
Non-controlling interest	2,447	3,107
Total equity	135,679	142,675

Non-current liabilities
Loans & borrowings	100,999	104,673
Lease liabilities	6,510	6,427
Deferred tax liabilities	5,906	5,747
Deferred income	5,418	5,031
Other non-current liabilities	584	696
Total non-current liabilities	119,418	122,575

Current liabilities
Loans & borrowings	13,821	13,389
Lease liabilities	3,372	3,449
Trade payables	18,166	18,516
Tax payables	3,048	3,363
Deferred income	29,471	27,641
Other current liabilities	18,653	17,686
Total current liabilities	86,531	84,044

Total equity and liabilities	341,628	349,294

Consolidated statement of cash flows (Unaudited)

	For the three months ended March 31,
in 000	2020	2019
	€	€
Operating activities
Net (loss) profit for the period	(2,853)	(304)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,600	3,429
Amortization of intangible assets	1,115	1,101
Share-based payment expense	(75)	(177)
Loss (gain) on disposal of property, plant & equipment	16	51
Movement in provisions	(3)	14
Movement reserve for bad debt	221	(136)
Financial income	(500)	(60)
Financial expense	1,821	583
Impact of foreign currencies		83
Share in loss of a joint venture (equity method)	39	124
(Deferred) income taxes	454	1,065
Other	147	35
Working capital adjustment & income tax paid
Decrease (increase) in trade receivables and other receivables	1,582	(2,393)
Decrease (increase) in inventories	(3)	(1,200)
Increase (decrease) in trade payables and other payables	2,300	2,251
Income tax paid	(588)	(385)
Net cash flow from operating activities	7.273	4,081

	For the three months ended March 31,
in 000	2020	2019
	€	€
Investing activities
Purchase of property, plant & equipment	(2,575)	(2,657)
Purchase of intangible assets	(478)	(575)
Proceeds from the sale of property, plant & equipment & intangible assets	69	—
Convertible loan to third party	(300)	(2,500)
Investments in joint-ventures	—	—
Interest received	—	53

Net cash flow used in investing activities	(3,284)	(5,679)

Financing activities
Proceeds from loans & borrowings		1,500
Repayment of loans & borrowings	(2,585)	(2,543)
Repayment of finance leases	(1,016)	(1,399)
Interest paid	(634)	(503)
Other financial income (expense)	(138)	(110)
Net cash flow from (used in) financing activities	(4,373)	(3,055)

Net increase of cash & cash equivalents	(383)	(4,653)
Cash & cash equivalents at beginning of the year	128,897	115,506
Exchange rate differences on cash & cash equivalents	(1,379)	199
Cash & cash equivalents at end of the year	127,135	111,052

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(2,853)	(304)	(2,853)	(304)
Income taxes	457	1,065	457	1,065
Financial expenses	1,821	1,196	1,821	1,196
Financial income	(500)	(604)	(500)	(604
Share in loss of joint venture	39	123	39	123
Depreciation and amortization	4,715	4,530	4,715	4,530
EBITDA	3,678	6,006	3,678	6,006
Non-cash stock-based compensation expense (1)	(75)	(177)	(75)	(177)
Acquisition-related expenses business combinations	—	—	—	—
ADJUSTED EBITDA	3,603	5,829	3,603	5,829

(1)	Non-cash share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated (1)(2)	Consoli- dated
	€	€	€	€	€	€

For the three months ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603

Segment adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%		7.8%

For the three months ended March 31, 2019
Revenues	9,350	13,566	24,184	47,100	15	47,115
Segment adjusted EBITDA	2,961	1,773	3,695	8,429	(2,600)	5,829

Segment adjusted EBITDA %	31.7%	13.1%	15.3%	17.9%		12.4%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments.

(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added non-cash share-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(2,853)	(304)	(2,853)	(304)
Income taxes	457	1,065	457	1,065
Financial cost	1,821	1,196	1,821	1,196
Financial income	(500)	(604)	(500)	(604)
Share in loss of joint venture	39	123	39	123
Operating profit	(1,037)	1,476	(1,037)	1,476
Depreciation and amortization	4,715	4,530	4,715	4,530
Corporate research and development	747	464	747	464
Corporate headquarter costs	2,368	2,565	2,368	2,565
Other operating (income) expense	(575)	(606)	(575)	(606)
Segment EBITDA	6,218	8,429	6,218	8,429